UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2005

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
Gary J. Taylor, 1340 Echelon Parkway, Jackson, MS 39213
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None
3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
Refer to companies listed in Item 4
4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Entergy Charitable Foundation - Director
Entergy Corporation - Executive Vice President and Chief Nuclear Officer
Entergy Indian Point Peaking Facility, LLC - Chief Executive Officer
Entergy Nuclear Capital Management I, LLC - Management Committee Member
Entergy Nuclear Capital Management II, LLC - Management Committee Member
Entergy Nuclear Environmental Services, LLC - President, Chief Executive Officer, Management Committee Member EntergyNuclear Finance Holding, Inc. - Director, Chairman, President and Chief Executive Officer
Entergy Nuclear Finance, LLC - Director
Entergy Nuclear FitzPatrick, LLC - Chief Executive Officer, Management Committee Member
Entergy Nuclear Fuels Company - Director, Chairman and Chief Executive Officer
Entergy Nuclear Generation Company - Director, Chairman and Chief Executive Officer 9;
Entergy Nuclear Holding Company - Director, Chairman, President and Chief Executive Officer
Entergy Nuclear Holding Company #1 - Director, Chairman, President and Chief Executive Officer
Entergy Nuclear Holding Company #3, LLC - Management Committee Member
Entergy Nuclear Indian Point 2, LLC - Chief Executive Officer
Entergy Nuclear Indian Point 3, LLC - Chief Executive Officer
Entergy Nuclear Investment Company, LLC - Management Committee Member
Entergy Nuclear Nebraska, LLC - Chief Executive Officer and Management Committee Member
Entergy Nuclear New York Investment Company I - Director, Chairman, President and Chief Executive Officer
Entergy Nuclear Operation Services, LLC - Management Committee Member, President and Chief Executive Officer 9;
Entergy Nuclear Operations, Inc. - Director, Chief Executive Officer
Entergy Nuclear PFS Company - Director, Chairman, President and Chief Executive Officer
Entergy Nuclear Potomac Company - Director, Chairman, President and Chief Executive Officer
Entergy Nuclear Services, LLC - Management Committee Member, President and Chief Executive Officer
Entergy Nuclear Vermont Investment Company, LLC - Director , Chairman, President and Chief Executive Officer
Entergy Nuclear Vermont Yankee, LLC - Chief Executive Officer, Management Committee Member
Entergy Nuclear, Inc. - Director, Chairman, President and Chief Executive Officer
Entergy Operations, Inc. - Director, Chairman and Chief Executive Officer
Entergy Services, Inc. - Executive Vice President and Chief Nuclear Officer
System Energy Resources, Inc. - Director, Chairman, President and Chief Executive Officer
TLG Services, Inc. - Director and Chairman

My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a)	To be received (b)	Person or company from whom received or to be received
G. J. Taylor	$4,200.00	$4,400.00	Entergy Services, Inc.
5(b)	Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	(a) Total amount of routine expenses charged to client:	$197.86
	(b) Itemized list of all other expenses:	No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2004 and as a supplemental statement to such advance statement.

(Signed) /s/ G. J. Taylor_________________________________		Dated: January 20, 2005